VANC RESPONDS TO BASELESS LETTER AND
    DEFAMATORY COMMENTS BY MO AZIZ AND CANAGEN

Vancouver, British Columbia, Canada – June 15, 2015 – Vanc Pharmaceuticals, Inc. ("Vanc") responded today to a demand letter from Canagen Pharmaceuticals Inc. ("Canagen"), in which Canagen claims compensation from Vanc of $510,000.  Vanc believes that the claims are wholly without merit, and intends to vigorously defend its position if an action is commenced.  Vanc is issuing this news release only because Canagen took the extraordinary step of making public the delivery of its demand letter, and not because Vanc believes the allegations are material.

Vanc also announced today that it has delivered a formal demand to Mr. Mo Aziz and Canagen that they immediately and unqualifiedly publicly and prominently retract and apologize for their wrongful allegations and all other statements that disparage Vanc and its management.  Vanc also demanded that no further disparagement of Vanc or its management take place.

Vanc intends to continue its business plan and operations without delay to offer generic pharmaceutical and proprietary over-the-counter healthcare products, as it positions itself to provide innovative and value added point of care technologies to pharmacists and pharmacies across Canada. Vanc's vision is to be a solutions provider.  Vanc strives to provide technology to complement its generic and niche over-the-counter healthcare product portfolio, along with the advanced Point of Care tools to create new revenue streams, scope of practice for pharmacists and new clinical services for pharmacies, while helping ensure its retail partners receive the highest standards of delivery in the industry.

On behalf of the Board of Directors,

"Bob Rai"

Director and Chief Executive Officer

For further information, please contact:

Vanc Pharmaceuticals Inc.

Telephone: (604) 687 2038

info@vancpharm.com

FORWARD-LOOKING STATEMENTS

This news release contains certain statements which are, or may be deemed to be "forward-looking statements". Forward-looking statements are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future. Forward-looking statements consist of statements that are not purely historical and, in this news release, include, without limitation, statements regarding the merits of the allegations claimed by Canagen, and their materiality.  When used in this news release, words such as “estimates”, “expects”,

“plans”, “anticipates”, “projects”, “will”, “believes”, “intends”, “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance  of the industries and markets in which we operate and may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.